Exhibit 8(nn)(iv)

Fourth Amendment

to

Participation Agreement

This Amendment to the Participation Agreement (“Agreement”), dated October 5, 2009, as amended, by and among Ivy Funds Variable Insurance Portfolios (“Ivy Funds VIP”), Waddell & Reed, Inc., the distributor for Ivy Funds Variable Insurance Portfolios, Inc. (“W&R”), and Jefferson National Life Insurance Company (“Company”) is effective as of _________________, 2013. Unless the context otherwise requires, each capitalized term used, but not otherwise defined, herein shall have the meaning assigned to such term in the Agreement.

For purposes of this Amendment, the terms Summary Prospectus and Statutory Prospectus shall have the same meanings as set forth in Rule 498 under the Securities Act of 1933, as amended (“Rule 498”).

Ivy Funds VIP and W&R agree to provide each Portfolio’s Summary Prospectus in formats suitable for print and electronic delivery purposes. Ivy Funds VIP and W&R agree that the hosting of such current Summary Prospectuses and other current documents required by Rule 498(e)(1) (“Fund Documents”), at the url website address designated by Ivy Funds VIP and W&R on each Summary Prospectus (“Fund Documents Site”), is designed to lead directly to the Fund Documents Site and complies with all applicable requirements of Rule 498(e) and (f)(3). Ivy Funds VIP and W&R, as applicable, also agree to be responsible for compliance with the provisions of Rule 498(f)(1) involving requests for additional Fund Documents made directly to Ivy Funds VIP or W&R. Ivy Funds VIP and W&R are not required to provide the Summary Prospectus delivery option for any Portfolio, and should Ivy Funds VIP and W&R decide to discontinue such option, W&R agrees to give the Company no less than sixty (60) days’ advance written notice of such discontinuance and agrees to continue the hosting of the current Fund Documents Site only as long as required by Rule 498(e)(1).

The parties hereto (“Parties”) agree that the Company is not required to use the Summary Prospectus delivery option for any Portfolio. If the Company elects to use a Portfolio’s Summary Prospectuses, the Company agrees to do so in compliance with the Agreement and Rule 498. The Company also agrees that any binding together of Summary Prospectuses or Statutory Prospectuses with other materials will be done in compliance with Rule 498(c), consistent with industry standards. The Company further agrees that the Company will be responsible for compliance with the provisions of Rule 498(f)(1) involving requests for Fund Documents made directly to the Company, or one of its affiliates or third-party providers. In connection with the Company’s distribution of any Portfolio’s Summary Prospectuses, the Company agrees to be solely responsible for the maintenance of its website links that lead to the Fund Documents Site. The Company acknowledges that the Fund Documents Site is transmitted over the Internet on a best-efforts basis but that neither Ivy Funds VIP nor W&R warrants or guarantees its reliability. The Company agrees that it will comply with any policies concerning the Fund Documents Site usage that Ivy Funds VIP or W&R provides to the Company, including any posted website Terms of Use.

Each of the Parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

By:____________________________

Its:

WADDELL & REED, INC.

By:___________________________

Its:

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:___________________________

Its: